CUSIP No. 68375Q106

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)1

Oplink Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68375Q106 (CUSIP Number)

February 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

No Exhibit Index

CUSIP No. 68375Q106

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

            (a) Jayhawk China Fund (Cayman), Ltd.

            (b) Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)

            (c) Kent C. McCarthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization (a) Cayman Islands (b) Delaware (c) United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 8,543,195 6. Shared Voting Power – None 7. Sole Dispositive Power – 8,543,195 8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 8,543,195
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.

Percent of Class Represented by Amount in Row (9)

            5.8% (Based on 148,209,475 shares of common stock of Oplink Communications, Inc.

            outstanding as of January 31, 2005, as disclosed by Oplink Communications, Inc. in its

            Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on

            February 10, 2005)

12.	Type of Reporting Person (a) CO (b) IA (c) IN

CUSIP No. 68375Q106

Item 1.	(a)	Name of Issuer- Oplink Communications, Inc., a company organized under the laws of the State of Delaware

	(b)	Address of Issuer’s Principal Executive Offices- 46335 Landing Parkway, Fremont, California 94538

Item 2.	(a)	Name of Person Filing – (a) Jayhawk China Fund (Cayman), Ltd. (b) Jayhawk Capital Management, L.L.C. (c) Kent C. McCarthy

(b)

Address of Principal Business Office or, if none, Residence –

(a) 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

(b) 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

(c) 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

	(c)	Citizenship – (a) Cayman Islands (b) Delaware (c) United States

	(d)	Title of Class of Securities – Common Stock, par value $0.001 per share (“Shares”)

	(e)	CUSIP Number - 68375Q106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 68375Q106

Item 4.	Ownership

	(a)	Jayhawk China Fund (Cayman), Ltd. holds 8,543,195 Shares of Oplink Communications, Inc. Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd. Kent C. McCarthy is the manager of Jayhawk Capital Management, L.L.C. The Shares of Oplink Communications, Inc. were purchased within the ordinary course of business. The reporting persons have not acquired securities in Oplink Communications, Inc. with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The reporting persons have purchased, and intend to continue to purchase, shares on the open market at prevailing rates.

(b)

Percent of class:

5.8% (Based on 148,209,475 shares of common stock of Oplink Communications, Inc. outstanding as of January 31, 2005, as disclosed by Oplink Communications, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2005)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote – 8,543,195

		(ii)	Shared power to vote or to direct the vote – None

		(iii)	Sole power to dispose or to direct the disposition of – 8,543,195

		(iv)	Shared power to dispose or to direct the disposition of – None

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. See Item 4(a)

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68375Q106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2005
Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By	/s/ Kent Charles McCarthy
Signature

Name: Kent Charles McCarthy
Title:	Managing Member of Jayhawk Capital Management, L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By: Jayhawk Capital Management, LLC.
Its: Manager

By	/s/ Kent Charles McCarthy
Signature

Name: Kent Charles McCarthy
Title:	Managing Member of Jayhawk Capital Management, L.L.C.
/s/ Kent Charles McCarthy
Kent Charles McCarthy

CUSIP No. 68375Q106

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per Share, of Oplink Communications, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 9th day of March, 2005.

March 9, 2005
Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By	/s/ Kent Charles McCarthy
Signature

Name: Kent Charles McCarthy
Title:	Managing Member of Jayhawk Capital Management, L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By: Jayhawk Capital Management, LLC.
Its: Manager

By	/s/ Kent Charles McCarthy
Signature

Name: Kent Charles McCarthy
Title:	Managing Member of Jayhawk Capital Management, L.L.C.
/s/ Kent Charles McCarthy
Kent Charles McCarthy